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January 31, 2007

VIA EDGARAND OVERNIGHT COURIER

Ms, Carmen Moncada-Terry
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C 20549

Re:  Rohat Resources, Inc.
Registration Statement on Forma. SB-2 Filed December 14, 2006
File No. 333-139326

Dear Ms. Moncada-Terry:

We are counsel to Rohat Resources, Inc. (the "Company" or "our client"}.. On behalf of our client we respond as follows to the Staffs comments dated January 9, 2007, relating to the above-captioned registration statement, Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing . Please note that for the Staffs convenience, we have recited each of the Staffs comments and provided the Company's response to each comment immediately thereafter.

General

1.
We note that a related party, Iqbal Boga, a selling shareholder and husband of Delara Hussaini, your sole officer and director, has been involved with Shea Development Corp., an exploration stage company. Mr. Boga was the chief executive officer and majority owner of Shea Development Corp. until he sold his common stock to Synergy Business Consulting, LLC in a private transaction. After the common stock sale, Shea Development Corp.'s management changed the focus of the company's operation and disposed of two of the company's three staked claims at its sole exploration target, the Ferry Creek property.

We also note that neither Ms. Hussaini nor Mr. Boga has the technical skill or experience to carry out the operation plan of a mining exploration company.

GERSTEN SAVAGE LL
Securities and Exchange Commission
January 31, 2007

Ms. Hussaini's and Mr. Boga's involvement with the registrant and Shea Development suggests a pattern of conduct resembling that of individuals who become involved with companies with a purported business plan which the individuals do not intend to carry out.

Given the above facts, please provide an explanation supporting Ms. Hussaini's bona fide intent to execute your current business plan and discuss why you are not required to comply with Rule 419 of the 1933 Act. We may have further comments upon review of your response.

As an initial matter, we wish to note that Mr. Boga continues to remain involved with Shea Development as a director of that company. I.n addition, Mr, Boga was the Chief Financial Officer of Kakanda Development Corp.., a 27-year-old Canadian-based and listed mining concern, which on January 19, 2007, split into two companies: Kakanda Resources Corp. (TSX.V: KRC), and KDC Energy Ltd.. Mr. Boga is now a director and CFO of Kakanda Resources, which assumed all the assets of Kakanda Development, and a director of KDC Energy.

Mr. Boga is a chartered accountant by training under Canadian law (the equivalent of a U.S. certified public accountant), with specific expertise in mining. As a chartered accountant, Mr. Boga counts among his skills financial and administrative disciplines necessary to create a company, raise capital, commence operations, and become properly registered. In April 2006, Mosquito Consolidated Gold Mines Ltd., a 28-year-old Canadian-based and listed mining concern (TSX V: MSQ) sought out Mr. Boga's accounting expertise and administrative skills when it approached him to become its Chief Financial Officer and director with the intent of helping to get Mosquito listed on the Toronto Stock Exchange and help position Mosquito for eventual listing on other markets. Mr. Boga eventually decided that meeting his obligations to Mosquito and Kakanda in a professional manner was becoming increasingly time-consuming and threatened to undermine his responsibilities to the shareholders of Shea. Proximate to that realization, he was approached by Synergy, a U.S -based mining concern with greater resources and exposure beyond Canada. Mr. Boga determined that it was in the best interests of the shareholders of Shea for him to remain a director but effectively to bring in a group that could take that company to the next stage of its development.

With respect to the technical skills of Ms. Hussain and Mr.. Boga, we respectfully note the following: Although neither Mr. Boga nor Ms. Hussain has specific mining expertise as geologists or operations engineers, Ms. Hussaini has a masters in engineering from Tajikistan Polytechnic and is currently serving as a consultant to the Mining Project Acquisition Division of Kakanda Development Corp. (now known as Kakanda Resources Corp.), which as noted above is a mineral property acquisition and development firm. Further Mr. Boga's specialty in his accounting practice is mining and resources, Each of Ms.. Hussaini and Mr. Boga has a competent understanding necessary to prepare the relevant disclosure contained in the registration statement, understand the basic needs and dynamics of the industry, and have the capacity to oversee the business and identify, recruit, and manage the relevant human resources necessary to properly execute the Company's business plan as the Company grows and its operations increase in complexity. The Company believes that their skill sets and experience are no different from entrepreneurs in other industries who have a vision, found companies, begin execution of a business playa, and ultimately pass the reigns of an organization to a professional management team with more experience in growing and managing more mature organizations.

GERSTEN SAVAGE LL
Securities and Exchange Commission
January 31, 2007

Each of Mr. Boga and Ms. Hussaini has deep, longstanding, and legitimate ties to the Canadian resources community.. The Company respectfully believes and submits that Ms, Hussaini and Mr. Boga are clearly distinguished from the type of individuals referenced in your correspondence who form companies with a purported business plan which the individuals do not intend to carry out. While changes in management throughout companies large or small, mature or evolving often result in changes in direction or business plans, whether slight or dramatic, both Mr. Boga and Ms.. Hussaini wish to assure the Staff that it is their sincere intention to carry out the mission of Rohat, which is to engage in mineral property exploration and develop viable properties - the first of which has been identified as the Rohat 1 Claim. Mr, Boga and Ms. Hussaini are Canadian immigrants and are proud of their ability to have mastered English and become part of Canadian's mining community.

The Company also wishes to note for the Staffs benefit that the resources industry in Canada (mining as well as oil and gas) is much more segmented and stratified than in the United States. In Canada, it is quite customary for entrepreneurs to found companies, identify resource plays, remove (or significantly remove) risk from the opportunity and then sell, pass on, or otherwise transfer the opportunity to the next stage - a larger, more developed company,

The Company believes that Rule 419 is not applicable in the instant situation for several reasons, including, among others, the fact that there are defined operations and assets within the Company and that the Company has a specific business plan, namely that of mineral property exploration, that result in its not being a blank-check company, as defined in Rule 419(a)(2).

Risk Factors, page 7

If we are unable to retain the services of our President, we may not be able to implement our business plan, page 9

2.
We note your statement that "jtjhere is no assurance that Ms. Hussaini will not leave us or compete against us in the future." Please disclose any known facts that might make this assertion more likely,

The Company is not aware of any known facts that might make this assertion more likely. The Company believed that this was an important risk to include in its risk factors, as Ms. Hussaini is currently the Company's only employee/officer. Furthermore, the Company respectfully suggests that the risk that a current officer or founder may later compete against the company that he or she founded is a common risk among similarly situated companies. Nevertheless, below please find a modified risk factor, which the Company believes will address the Staff's concerns_ The modification also is contained in a marked copy of the amended registration statement which accompanies this correspondence.

GERSTEN SAVAGE LL
Securities and Exchange Commission
January 31, 2007

If we are unable to retain the services of our President or other qualified personnel, we may not be able to implement our business plan.

We depend on the services of our President, Delara Hussaini, and our success depends on the decisions made by Ms. Hussaini. The loss of the services of Ms. Hussaini could have an adverse effect on our business, financial condition and results of operations. We have not entered into an employment agreement with Ms. Hussaini: therefore. there are no restrictions on her ability to leave our emplov and compete against us in the future. In addition to Ms. Hussaini, we will need to recruit other qualified personnel, particularly individuals with specialized mining and engineering experience, if we are to achieve the objectives in our business plan. Our failure to attract additional qualified employees or to retain the services of Ms.. Hussaini could have a material adverse effect on our operating results and financial condition.

Directors, Executive Officers, Promoters and Control Persons, page 19

3.	Please disclose the amount of time that Ms. Hussaini devotes to your business.

Currently, Ms. Hussaini devotes approximately 15% of her working time to the Company's business.. This level of activity is anticipated to increase to approximately 40% within the next four to six months as the Company is anticipated to commence its exploration program. Ultimately as the Company's operations grow, Ms. Hussaini contemplates devoting substantially all of her professional time to the Company's endeavors. Ms. Hussaini is unable to devote more time to such endeavors at this juncture as the Company is unable to pay her any salary or stipend.

We trust that the foregoing is responsive to the Staff's comments.. Please note that the auditors have made some minor changes to the financial statements, including, among other things, to the weighted average number of shares outstanding.. As a result, we will file an amendment which includes the revised financials and we are also including herewith a version which has been marked to show changes,

Very truly yours,

By:	/s/ David Danovitch
David Danovitch
cc: Delara Hussaini Iqbal Boga